Lawson Products, Inc.
Annual Report
2003


SPECTRUM
Cronatron
Holcomb
KENT

A WINNING COMBINATION

Contents

Five Year Selected Financial Data

(Dollars in thousands, except per share data)	2003	Percent Change	2002	2001	2000	1999
Net Sales[1]	$389,091	+0.4	$387,456	$379,407	$348,967	$328,987
Income Before Income Taxes[2]	24,892	+7.3	23,189	17,142	47,566	40,270
Net Income[3]	16,196	+30.1	12,447	8,787	28,136	23,928
Total Assets	246,943	+9.3	225,831	234,206	222,721	215,991
Return on Assets (percent)	6.6	+19.0	5.5	3.8	12.6	11.1
Noncurrent Liabilities	36,714	+15.6	31,765	40,520	28,946	27,525
Stockholders' Equity	173,351	+6.8	162,343	159,898	159,912	150,040
Return on Average Equity (percent)	9.6	+24.7	7.7	5.4	18.6	16.5
Per Share of Common Stock:						
Basic Net Income	$1.71	+31.5	$1.30	$0.91	$2.85	$2.29
Diluted Net Income	1.70	+30.8	1.30	0.91	2.85	2.29
Stockholders' Equity[4]	18.26	+7.7	16.96	16.51	16.22	14.37
Cash Dividends Declared	0.66	+3.1	0.64	0.64	0.60	0.57
Basic Weighted Average Shares Outstanding	9,492	–0.8	9,570	9,685	9,860	10,444
Diluted Weighted Average Shares Outstanding	9,511	–0.9	9,596	9,708	9,874	10,446

1 Net sales for 2003, 2002 and 2001 were also positively impacted by the acquisition of the North American Industrial Products and Kent Automotive Divisions in March 2001. In addition, net sales for the years 2000 and 1999 were positively impacted by the acquisition of ACS/SIMCO in the third quarter of 1999.

2 During 2003 the Company recorded a $2,789 pre tax loss related to the sale of Lawson Products Limited, the Company's former UK subsidiary.

3 In 2003, the tax provision includes a $2,157 reduction to reflect the partial utilization of a capital loss generated by the sale of the Company's former UK subsidiary. In 2003, 2002 and 1999, the Company recorded $1,477, $421 and $1,760, respectively, after tax, of charges for compensation arrangements related to management personnel reductions. The Company adopted SFAs No. 142 as of January 1, 2002. Therefore, the Company discontinued amortization of goodwill for 2002 and thereafter. Net income for 2001 was reduced by $731 related to goodwill amortization. In 2001, the Company recorded non-recurring charges for the write-off of capitalized software and implementation costs related to an enterprise information system project which the Company decided to discontinue as well as a promotional program related to the acquisition of Premier operations. These charges reduced net income by $5,138 and $2,021, respectively. During 2000, the Company recorded a gain of $2,136 as a result of the sale of the Company's interest in a real estate investment. In 1999, a gain of $554 was recorded on the sale of marketable securities.

4 These per share amounts were computed using basic weighted average shares outstanding for all periods presented.

To Our Stockholders

In 2003, Lawson Products, Inc. realized a 30.1% increase in net income. That translates to net income per diluted share of $1.70, a 31% increase, on record sales of $389.1 million, and we noted an upward trend in sales during the fourth quarter. The increase in stockholders' equity was $11.0 million, or 6.8%. The per share book value of our common stock was $18.26, an increase of 7.7%. The market value of our stock increased 8.9% comparing its high in the fourth quarter of 2002 to the fourth quarter of 2003. Your managers are generating increased amounts of after tax income and significant cash flow. We are achieving substantial increases in the real value of your Company by making it more competitive in its ability to handle the needs of a greater number of customers and customer categories than it has ever been.

Although we realized many positives, we also recognize there is room for improvement and growth. It is the job of your management team to make sure that however much value we help to create, we must always find ways to create more. I call it "getting better and better."

Let's consider getting better and better in the context of 2003. We were working in a less than encouraging business environment throughout most of the markets served by the Lawson Family of Businesses. That environment was further complicated by changing customer preferences as to what they want to buy, how they want to buy it, the type of service they want provided, and the price they're willing to pay to get what they want. The marketplace is different than it used to be.

Your Company's experiments of the past few years have allowed for development of new systems, and more importantly, the development of people who envision the market's differing needs and desires, and are then able to implement all that's necessary to meet or exceed them. During a period of transition in our economy, we are rapidly learning how to execute all we want to do with less inventory and fewer but more productive people, while increasing substantially the number of SKU's on hand and maintaining, and even exceeding, the superior service levels for which we are appreciated by our customers.

In the context of 2003, your management continued to maintain a healthy balance sheet reflecting a strong cash position, a current ratio of 3.9 to 1, total assets of $246.9 million, a debt-free condition (other than a $3 million non-recourse mortgage on an investment property), and stockholders' equity of $173.4 million. Management has produced an improved income statement, and shown a continued willingness to experiment with markets, market channels, new products, delivery systems and services. And, Lawson continues, as it should, to share its successes with its shareholders. In December, 2003, the Board increased your dividend 12.5% to 18¢ per share per quarter, which would annualize to 72¢ per year, and authorized payment of Lawson's 123rd consecutive quarterly dividend.

Overall, MRO and OEM sales in the United States during 2003 were not as strong as we'd have liked. When a customer's machinery and equipment are being used less, requirements for maintenance and production components are reduced. That directly affected a good portion of our MRO and OEM businesses. Nevertheless, we made up for those conditions by increasing our sales of other items through our C.B. Lynn business unit headed by Scott McCullough and generated new business through our Inside Sales Groups. Our field sales forces showed excellent performance, with a near majority increasing revenues and income, while our OEM businesses expanded their customer base. Overall, I think we made a respectable showing in a challenging time.

Our sales forces are taking advantage of sales tools which we have been developing over the past few years. Over 85% of our sales people are now doing business – selling, placing orders, providing information and services – over our computerized systems. That allows for more selling time, less paperwork, faster turnarounds, and improved accuracy. These professionals have taken hold of a variety of inventory solutions, a growing number of cross-selling opportunities, more focused incentive programs and are participating in education programs. We have also made significant in-roads into specialized market segments only sparingly served previously. Our sales people are enjoying increased income as a result of such efforts. That, of course, inures to the benefit of your Company.

A growing number of sales people at our Lawson MRO and Drummond American units are placing customers on our new e-ordering mechanism. Faster turnaround, increased accuracy and a substantial increase of business generated with those customers has resulted. The system is being introduced at Cronatron Welding Systems and Kent Automotive during 2004.

We entered the world of Inside Sales in 2001 and engaged in a good bit of re-engineering of that unit. In 2003, we got better at this sales mechanism and enjoyed significant growth in the number of customers serviced, sales volumes achieved and types of products sold through our Inside Sales professionals. Guided by Geoffrey Turner, we continue to expand the size and expertise of that group.

Your management team re-engineered its business processes in Mexico and the United Kingdom during 2003. We enjoyed sales increases and a broadened customer base. With Dick Schwind driving our ACS subsidiary in the United States and Greg Yemm as its head of sales, these three business units now have the capability of serving cross-border OEM and large-scale MRO customers from Mexico through the United States, Canada, the United Kingdom, and into certain European countries. Those operations in Mexico and the United Kingdom have long been costly. Now we expect to be getting some of that money back.

Similarly, Michael Selby and his people at Automatic Screw Machine Products Company re-engineered their business and processes during 2003 allowing this manufacturing unit to compete in value-added specialized manufacturing as well as in long production runs. During the fourth quarter, sales grew substantially. Automatic will now be producing specialized MRO and OEM products for our Family of Businesses.

The Strategic Plan approved by the Board of Directors in December, 2003, set a new and aggressive direction for the Company. The Plan calls for a more focused review of our customers' needs, a more sophisticated marketing and sales effort to address those needs and a new management structure to assure we achieve our goals. You will note new people and a modified structure at Lawson's Board of Directors. In 2003, we eliminated the Executive Committee. Instead, using today's technology, we are able to readily communicate with our Board members to more fully take advantage of their talents and perspectives. Sidney L. Port, our founder, has assumed the post of Vice Chairman of the Board, and we have two new directors.

Ms. Wilma Smelcer joined the Board in December, 2003, and brings to us managerial, organizational, and financial talents gained from her banking and financial career here in Chicago and in New York, including serving as Chairman of Bank of America, Illinois, along with board level involvement at the Goldman Sachs Trust, the Chicago Stock Exchange and other business organizations and groups. Wilma takes the place of our friend, Robert Melzer, who contributed materially to our Company over the past several years.

Our former Chairman, Bernard Kalish, retired from the Board in January, 2004 after 47 years of service to Lawson Products, Inc. Buddy started with Lawson while a student and enjoyed a remarkable career. The seat is filled by Mr. Lee Hillman.

Lee is President of Liberation Investment Advisory Group, former Chairman and CEO of Bally Total Fitness Holding Corp. and former CFO of Bally Entertainment. Before that, Lee served as an audit partner at Ernst & Young. Currently, he is serving as an independent member of the Board and Chairman of the Audit Committee of HealthSouth and as a lecturer at the graduate schools of business at the University of Chicago and at Northwestern.

At corporate, we have eliminated the Office of the President. That office worked well in accomplishing the purpose for which it was intended. Jeffrey Belford, our Chief Operating Officer and a 23-year colleague, was elected President of Lawson with responsibility for all operating units. Roger Cannon, a 29-year colleague, has been elected Executive Vice President, Chief Officer, Field Sales Strategy and Development, and is concentrating on redesigning certain aspects of our sales force mechanisms, ranging from hiring agents through improving management talent with the goal of increasing productivity. This will directly benefit the Sales Agents, our Sales Managers, and the Company.

Also at corporate, Tom Neri, Executive Vice President, Chief Financial Officer and Treasurer, has been elected to serve as our key financial person and corporate planner. You can assume that he, along with Neil Jenkins, our corporate counsel and now Executive Vice President, Secretary and General Counsel, have their hands full as the Family of Businesses continues to grow, enhance its organizational structure and invigorate its many talented people. Tom headed our efforts in creating the Strategic Plan and Neil has carefully guided us in assuring compliance in a rapidly changing environment.

At the Lawson MRO unit, Jim Degnan has been elected President and his direct reports include George Buckingham, Denny Coomes and Rick Considine as Vice Presidents of Sales. Ron Klein has turned the management of the sales organization at Kent Automotive over to Tom Pavlick, who joined the Family of Businesses during 2003 and is now Vice President and General Manager at Kent Automotive.

Ron has accepted the position of Vice President, Business Development at Cronatron Welding Systems, Inc. and reports directly to its President, Susan Collins. During 2003, Steve Broome joined our management team at Drummond American and its J.I. Holcomb division. Later in the year, Steve accepted the position of Executive Vice President, Business Development at Drummond. We continue to refine our organizational reporting structures as opportunities arise throughout the Family of Businesses.

This realigned management structure allows us to place the best talent available where it is needed most. The new structure holds each manager accountable for results measured against plan, and requires the entire management team to operate as a cohesive unit to achieve our business priorities and goals.

While we're working at getting better and better, we've been careful to keep an eye on our foundations – our core values – and we're talking about them regularly and openly:

Integrity and Respect – in everything we do.

Flexibility and Creativity – in developing and using what we have, in learning from each other and in finding better ways.

Being Nimble – in dealing with changing markets and the needs and desires of our customers.

Passion – in all we do. Without it, success is not achievable.

The year 2003 was a good one for the Lawson Family of Businesses. Your Company did a better job of serving its customers, creating more opportunity for its sales people and its employees, enhancing its management teams, increasing its value, and planning its future. We have the people and the tools in place for achieving our plan. And, we intend to do so.

The Lawson Family of Businesses: A winning combination.

Sincerely,

Robert J. Washlow

Robert J. Washlow
Chairman of the Board and CEO

April, 2004

Stock and Financial Data

MARKET PRICES FOR COMMON STOCK

The Company's Common Stock is traded in the over-the-counter market under the NASDAQ symbol of "LAWS." The approximate number of stockholders of record at December 31, 2003 was 871. The following table sets forth the High and Low closing sale prices as reported on the NASDAQ National Market System during the last two years.

	2003		2002	
	High	Low	High	Low
First Quarter	$30.81	$23.04	$29.00	$25.71
Second Quarter	28.48	24.40	33.09	26.80
Third Quarter	29.87	25.76	30.31	25.68
Fourth Quarter	34.74	27.47	31.90	27.55

CASH DIVIDENDS PAID PER SHARE

	2003	2002
First Quarter	$.16	$.16
Second Quarter	.16	.16
Third Quarter	.16	.16
Fourth Quarter	.16	.16
	$.64	$.64

CLASSES OF SIMILAR PRODUCTS

The Company's products may be grouped into the following classes of similar products, each of which accounted for the indicated percentages of consolidated revenues:

	Percent of Consolidated Revenues		
	2003	2002	2001
Fasteners, fittings and related parts	43%	44%	45%
Industrial supplies	48	47	47
Automotive and equipment maintenance parts	9	9	8
	100%	100%	100%

Consolidated Balance Sheets

(Dollars in thousands)	December 31, 2003	2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 21,399	$ 7,591
Marketable securities	2,156	696
Accounts receivable, less allowance for doubtful accounts (2003 – $2,121; 2002 – $1,830)	47,972	42,990
Inventories	59,817	63,851
Miscellaneous receivables	4,773	3,202
Prepaid expenses	6,666	7,968
Deferred income taxes	1,975	3,463
Total Current Assets	144,758	129,761
Property, plant and equipment, at cost, less allowances for depreciation and amortization (2003 – $53,880; 2002 – $49,499)	42,946	39,519
Other assets:		
Cash value of life insurance	13,201	10,933
Investments in real estate	—	1,305
Deferred income taxes	13,201	11,987
Goodwill, less accumulated amortization	28,649	28,649
Other intangible assets, less accumulated amortization (2003 – $1,219; 2002 – $701)	1,481	1,999
Other	2,707	1,678
	59,239	56,551
	$246,943	$225,831
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 8,240	$ 8,085
Accrued expenses and other liabilities	27,176	23,638
Current portion of long term debt	1,462	—
Total Current Liabilities	36,878	31,723
Noncurrent liabilities and deferred credits:		
Accrued liability under security bonus plans	20,823	20,614
Long term debt	1,573	—
Deferred compensation and other liabilities	14,318	11,151
	36,714	31,765
Stockholders' equity:		
Preferred Stock, $1 par value: Authorized – 500,000 shares; Issued and outstanding – None	—	—
Common Stock, $1 par value: Authorized – 35,000,000 shares; Issued – 2003 – 9,493,511 shares; 2002 – 9,494,011 shares	9,494	9,494
Capital in excess of par value	2,667	2,387
Retained earnings	161,831	152,495
	173,992	164,376
Accumulated other comprehensive loss	(641)	(2,033)
Stockholders' equity	173,351	162,343
	$246,943	$225,831

See notes to consolidated financial statements

Consolidated Statements of Income

(Dollars in thousands, except per share data)	*Year ended December 31,* 2003	2002	2001
Net sales	$389,091	$387,456	$379,407
Cost of goods sold	141,124	137,129	131,065
Gross profit	247,967	250,327	248,342
Selling, general and administrative expenses	221,189	226,571	221,743
Other charges	2,459	360	8,496
Provision for doubtful accounts	1,578	1,585	1,901
Operating Income	22,741	21,811	16,202
Interest and dividend income	194	53	654
Interest expense	(131)	(154)	(706)
Other income – net	2,088	1,479	992
	2,151	1,378	940
Income Before Income Taxes	24,892	23,189	17,142
Income Tax Expense	8,696	10,742	8,355
Net Income	$ 16,196	$ 12,447	$ 8,787
Net Income Per Share of Common Stock:			
Basic	$1.71	$1.30	$0.91
Diluted	$1.70	$1.30	$0.91

See notes to consolidated financial statements

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)	*Common Stock, $1 par value*	*Capital in excess of par value*	*Retained Earnings*	*Accumulated Other Comprehensive Loss*	*Comprehensive Income*
Balance at January 1, 2001	$9,706	$ 762	$151,066	$ (1,622)	$ —
Net income			8,787		8,787
Other comprehensive loss, net of tax: Adjustment for foreign currency translation				(576)	(576)
Comprehensive income for the year					$8,211
Cash dividends declared			(6,191)		
Stock issued under employee stock plans	7	159			
Purchase and retirement of common stock	(84)	(8)	(2,108)		
Balance at December 31, 2001	9,629	913	151,554	(2,198)	
Net income			12,447		$12,447
Other comprehensive income, net of tax: Adjustment for foreign currency translation				165	165
Comprehensive income for the year					$12,612
Cash dividends declared			(6,115)		
Stock issued under employee stock plans	61	1,510			
Purchase and retirement of common stock	(196)	(36)	(5,391)		
Balance at December 31, 2002	9,494	2,387	152,495	(2,033)	
Net income			16,196		$16,196
Other comprehensive income, net of tax: Adjustment for foreign currency translation				1,392	1,392
Comprehensive income for the year					$17,588
Cash dividends declared			(6,265)		
Stock issued under employee stock plans	20	285			
Purchase and retirement of common stock	(20)	(5)	(595)		
Balance at December 31, 2003	$9,494	$2,667	$161,831	$ (641)	

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

(Dollars in thousands)	Year ended December 31, 2003	2002	2001
Operating activities			
Net income	$ 16,196	$ 12,447	$ 8,787
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	5,359	5,506	5,741
Amortization	1,744	1,321	2,405
Provision for allowance for doubtful accounts	1,578	1,585	1,901
Deferred income taxes	(476)	(2,177)	(1,771)
Deferred compensation and security bonus plans	5,466	2,704	3,399
Payments under deferred compensation and security bonus plans	(2,099)	(1,635)	(2,395)
Losses (Gains) from sale of marketable securities	—	(300)	(13)
Income from investments in real estate	(360)	(600)	(480)
Changes in operating assets and liabilities (Exclusive of effect of acquisition):			
Accounts receivable	(5,888)	1,165	(5,392)
Inventories	4,902	1,692	(3,093)
Prepaid expenses and other assets	(4,171)	4,867	3,259
Accounts payable and accrued expenses	3,176	1,958	(2,970)
Income taxes payable	—	—	(2,615)
Other	991	429	(316)
Net Cash Provided by Operating Activities	26,418	28,962	6,447
Investing activities			
Additions to property, plant and equipment	(4,241)	(5,965)	(5,229)
Purchases of marketable securities	(5,129)	(8,340)	(13,268)
Proceeds from sale of marketable securities	3,669	9,681	41,917
Acquisition of businesses, net of cash acquired	—	—	(36,891)
Other	286	456	240
Net Cash Used in Investing Activities	(5,415)	(4,168)	(13,231)
Financing Activities			
Proceeds from revolving line of credit	4,000	36,500	71,800
Payments on revolving line of credit	(4,000)	(50,500)	(57,800)
Payments on mortgage payable	(805)	—	—
Purchases of common stock	(620)	(5,623)	(2,201)
Proceeds from exercise of stock options	305	1,571	166
Dividends paid	(6,075)	(6,138)	(6,106)
Net Cash Provided by (Used in) Financing Activities	(7,195)	(24,190)	5,859
Increase (Decrease) in Cash and Cash Equivalents	13,808	604	(925)
Cash and Cash Equivalents at Beginning of Year	7,591	6,987	7,912
Cash and Cash Equivalents at End of Year	$ 21,399	$ 7,591	$ 6,987

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

(Dollars in thousands)

NOTE A – DESCRIPTION OF BUSINESS

Lawson Products is an international seller and distributor of systems, services and products to the industrial, commercial and institutional maintenance, repair and replacement ("MRO") marketplace. The Company also manufactures, sells and distributes production and specialized component parts to the original equipment marketplace ("OEM").

NOTE B – SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts and transactions of the Company and its wholly owned and majority owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Revenue Recognition: Sales and associated cost of goods sold are recognized when products are shipped and title passes to customers.

Shipping and Handling Fees and Costs: Costs related to shipping and handling fees are included on the Income Statement in the caption selling, general and administrative expenses and totaled $11,159, $11,898 and $11,460 in 2003, 2002 and 2001, respectively. Amounts billed to customers for shipping fees are included in net sales.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment in Real Estate Partnership: The Company's investment in real estate, representing a limited partnership interest, was carried on the basis of the equity method until June 30, 2003. (See New Accounting Standards)

Marketable Securities: Marketable equity and debt securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, recorded in stockholders' equity. Realized gains and losses, declines in value judged to be other-than-temporary, and interest and dividends are included in investment income. The cost of securities sold is based on the specific identification method.

Inventories: Inventories which consist of principally finished goods are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment: Provisions for depreciation and amortization are computed by the straight-line method for buildings using useful lives of 20 to 30 years and by the double declining balance method for machinery and equipment, furniture and fixtures and vehicles using useful lives of 3 to 10 years.

Investment Tax Credits: Investment tax credits on assets leased to others (See Investment in Real Estate Partnership) are deferred and amortized over the useful life of the related asset.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents

Stock Options: Stock options are accounted for under Accounting Principles Board (APB) Opinion No. 25, "Accounting For Stock Issued to Employees." Under APB 25, the Company uses the intrinsic value method where no compensation expense is recognized because the exercise price of the stock options granted equals the market price of the underlying stock at the date of grant.

The following table shows the effect on net income and earnings per share if the Company had applied the fair value recognition provision of FASB Statement No. 123, "Accounting for Stock-Based Compensation."

	2003	2002	2001
Net income – as reported	$16,196	$12,447	$8,787
Deduct: Total stock based employee compensation expense determined under fair value method, net of tax	(27)	(38)	(49)
Net income – pro forma	16,169	12,409	8,738
Basic earnings per share – as reported	1.71	1.30	.91
Diluted earnings per share – as reported	1.70	1.30	.91
Basic earnings per share – pro forma	1.70	1.30	.90
Diluted earnings per share – pro forma	1.70	1.29	.90

For purposes of pro forma disclosures, the estimated fair value of options granted is amortized to expense over the option's vesting period. The pro forma effect on net income is not representative of the pro forma effect on net income in future years because grants made in 1996 and later years have an increasing vesting period.

Goodwill and Other Intangibles: Goodwill represents the cost of business acquisitions in excess of the fair value of identifiable net tangible assets acquired. Goodwill was amortized over 20 years using the straight-line method until the end of 2001.

In June 2001, the FASB issued Statement No. 141, "Business Combinations" and Statement No. 142 "Goodwill and Other Intangibles," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but subject to annual impairment tests. (See Note G)

Foreign Currency Translation: The financial statements of foreign entities have been translated in accordance with Statement of Financial Accounting Standards No. 52 and, accordingly, unrealized foreign currency translation adjustments are reflected as a component of stockholders' equity. Realized foreign currency transaction gains and losses were not significant for the years ended December 31, 2003, 2002 and 2001.

Income Per Share: Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock, such as stock options.

Reclassifications: Certain amounts have been reclassified in the 2002 and 2001 financial statements to conform with the 2003 presentation.

New Accounting Standards: In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," which addresses the financial reporting by companies involved with variable interest entities ("VIE"). A VIE is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns or both. Previously, a company generally included an entity in its consolidated financial statements only if it controlled the entity through voting interests. The consolidation requirements of FIN No. 46 apply immediately to VIE's created after January 31, 2003. Existing VIE's must be consolidated in the first fiscal year or interim period beginning after March 15, 2004. The Company adopted FIN 46 as of July 1, 2003, which has resulted in the consolidation of the Company's investment in a limited partnership, which owns an office building in Chicago, Illinois. An officer and member of the Board of Directors of the Company is the 1.5% general partner. (See Note I) The operations of the partnership consist of rental of the building under a long-term lease and the servicing of the non-recourse mortgage. The activities are insignificant for separate disclosure.

NOTE C – BUSINESS COMBINATION/DISPOSITION

Sale of Lawson Products Limited, UK Subsidiary:
In the fourth quarter of 2003, the Company sold its UK subsidiary, Lawson Products Limited, engaged primarily in the business of MRO sales, to a third party for approximately $647. The purchase price is in the form of a note payable to the Company over two years. Prior to the sale, the Company transferred certain assets and liabilities related to the OEM portion of this business to a newly formed subsidiary, Assembly Component Systems Limited. The sale of Lawson Products Limited resulted in a pre-tax loss of approximately $2,789, largely related to inventory write-offs and termination costs associated with the sale. This loss is classified in selling, general and administrative expenses in the statement of income. This business was part of the Company's International OEM distribution segment.

The sale also generated approximately $22,441 in capital losses. The Company was able to carryback $6,163 of the capital loss to offset capital gains in prior years. The effect of the carryback resulted in $2,157 of tax benefit realized in 2003. A valuation allowance has been provided for the remainder of the capital loss due to the uncertainty of utilization.

Purchase of Industrial Products and Kent Automotive:
On March 30, 2001, the Company purchased certain assets of Premier Farnell's Cleveland based North American Industrial Products (IPD) and Kent Automotive (Kent) Divisions for approximately $28,369 plus approximately $7,267 for related inventories. This all-cash transaction was accounted for as a purchase; accordingly, the accounts and transactions of the acquired business have been included in the consolidated financial statements since the date of acquisition. Under the agreement, the Company acquired the field sales, inside sales and customer service professionals, customer accounts, certain administrative executives, and various intellectual properties, including trademarks and trade names of the divisions in certain territories.

The identifiable intangibles acquired in the acquisitions were recorded at an independent appraised value of approximately $1,400. These intangibles are being amortized over a weighted average estimated life of 15.14 years. The remaining excess of purchase price over net assets acquired of approximately $27,100 represents goodwill.

The assets acquired were recorded at fair values as determined by the Company's management. As the Company only acquired inventory and sales professionals of the IPD and Kent businesses, the Company is unable to provide any meaningful pro forma information of prior period results. Net sales attributed to the acquired division represented approximately $41,252 for 2001.

NOTE D – OTHER CHARGES

In 2003, the Company recorded charges totaling $2,459 for severance of several members of management. Approximately $422 was paid in 2003 and the remaining benefits will be paid through 2006.

During 2002, the Company recorded a charge of $568 for severance for several members of management and a $208 adjustment to the reserve resulting from a severance settlement. Approximately $155 was paid in 2003 and the remaining benefits will be paid in 2004.

In 2001, the Company wrote-off capitalized software and implementation costs of a discontinued enterprise information system project. This write-off represents a non-cash charge of $8,527 ($5,138 net of tax benefits).

The table below shows an analysis of the company's reserves for other charges:

Description of Item	*Severance and Related Expenses*	*Asset Writedown*	*Total*
Balance January 1, 2001	$2,373	$ –	$2,373
Charged to earnings 2001	–	8,527	8,527
Cash paid in 2001	(884)	–	(884)
Non-cash utilization	–	(8,527)	(8,527)
Adjustment to reserves	(31)	–	(31)
Balance December 31, 2001	1,458	–	1,458
Charged to earnings 2002	568	–	568
Cash paid in 2002	(942)	–	(942)
Adjustment to reserves	(208)	–	(208)
Balance December 31, 2002	876	–	876
Charged to earnings 2003	2,459	–	2,459
Cash paid in 2003	(859)	–	(859)
Balance December 31, 2003	$2,476	$ –	$2,476

NOTE E – MARKETABLE SECURITIES

The following is a summary of the Company's investments at December 31 which are classified as available-for-sale. The contractual maturity of all marketable securities at December 31, 2003 is less than one year.

	Cost	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Estimated Fair Value*
2003				
Foreign government securities	$2,156	$ –	$ –	$2,156
2002				
Foreign government securities	$ 696	$ –	$ –	$ 696

The gross realized gains on sales of marketable securities totaled: $0, $300 and $13 in 2003, 2002 and 2001, respectively.

NOTE F – PROPERTY, PLANT AND EQUIPMENT

The cost of property, plant and equipment consists of:

	2003	2002
Land	$ 8,389	$ 6,608
Buildings and improvements	51,556	42,090
Machinery and equipment	30,143	32,702
Furniture and fixtures	5,749	5,965
Vehicles	432	406
Construction in Progress	557	1,247
	$96,826	$89,018

NOTE G– GOODWILL AND OTHER INTANGIBLES

As discussed in Note B - Summary of Major Accounting Policies, the Company adopted FASB statement No. 142 "Goodwill and Other Intangibles" as of January 1, 2002. The Company performed its annual impairment test in the fourth quarter which determined the Company's goodwill was not impaired.

The Company's pro forma information for intangible assets that are no longer being amortized effective January 1, 2002 consisted of the following:

	2003	2002	2001
Net income – as reported	$16,196	$12,447	$8,787
Goodwill amortization	–	–	731
Net income – pro forma	16,196	12,447	9,518
Diluted earnings per share – as reported	1.70	1.30	.91
Diluted earnings per share – pro forma	1.70	1.30	.98

Intangible assets subject to amortization were as follows:

	December 31, 2003		
	Gross Balance	*Accumulated Amortization*	*Net Carrying Amount*
Trademarks and tradenames	$1,747	$851	$896
Customer lists	953	368	585
	$2,700	$1,219	$1,481

	December 31, 2002		
	Gross Balance	*Accumulated Amortization*	*Net Carrying Amount*
Trademarks and tradenames	$1,747	$668	$1,079
Customer lists	953	33	920
	$2,700	$701	$1,999

Trademarks and tradenames are being amortized over a weighted average 15.14 years. Customer lists are being amortized over 13.96 years. Amortization expense, all of which was included in the MRO distribution segment, for the intangible assets was $518, $377 and $137 in 2003, 2002 and 2001, respectively. Amortization expense for each of the next five years is estimated as follows:

	2004	2005	2006	2007	2008
Amortization expense	$116	$83	$83	$83	$83

NOTE H – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	2003	2002
Salaries, commissions and other compensation	$ 6,802	$ 5,875
Accrued other charges	2,476	876
Accrued and withheld taxes, other than income taxes	2,591	2,757
Accrued profit sharing contributions	3,448	3,269
Accrued self-insured health benefits	1,800	1,500
Cash dividends payable	1,709	1,519
Other	8,350	7,842
	$27,176	$23,638

NOTE I – LONG TERM DEBT

On July 1, 2003 the Company adopted FIN 46 which has resulted in the Company's consolidation of an investment in a limited partnership which owns an office building in Chicago, Illinois. In conjunction with the consolidation of its investment, the Company has recorded long-term debt, which represents a non-recourse mortgage payable relative to the building. The interest rate of the non-recourse mortgage payable is 7.315%, with a maturity date of January 1, 2006. The building and land have a net carrying value of $4,425, which are included in property, plant and equipment. The remaining assets, none of which are significant, are recorded in other assets.

The Company's mortgage obligations in effect at December 31, 2003 amounted to approximately $3,035. Mortgage payments are payable as follows: 2004 - $1,462; 2005 - $1,573. Interest expense related to the mortgage totaled $124 for the year ended December 31, 2003.

On February 21, 2001, the Company entered into a $50 million unsecured multi-currency line of credit. The Company had nothing outstanding under the line at December 31, 2003 and 2002. Amounts outstanding under the line carry interest at 1.5% below the prime rate or .75% over the LIBOR rate as determined by the Company. The line matures on February 21, 2006. Since the line's interest rate floats on a variable basis with either prime or LIBOR, the carrying value of the debt approximates fair value. The line requires the Company to meet certain covenants, all of which were met at December 31, 2003. The Company paid interest of $7, $220 and $605, respectively, in 2003, 2002 and 2001.

NOTE J – STOCK PLANS

The Incentive Stock Plan As Amended (Plan), provides for the issuance of shares of Common Stock to non-employee directors, officers and key employees pursuant to stock options, Stock Performance Rights (SPRs), stock purchase agreements and stock awards. 575,673 shares of Common Stock were available for issuance under the Plan as of December 31, 2003.

In 2003, 2002 and 2001, the Company granted SPRs pursuant to an incentive plan adopted in 2000. These SPRs have an exercise price ranging from $24.64 to $33.15 per share. These SPRs vest at 20% per year and entitle the recipient to receive a cash payment equal to the excess of the market value of the Company's common stock and the SPR price when the SPRs are surrendered. Compensation expense for the SPRs in 2003, 2002 and 2001 was $410, $244 and $0, respectively.

Additional information with respect to SPRs is summarized as follows:

	Average SPR Exercise Price	*# of SPRs*
Outstanding January 1, 2001	$26.50	71,250*
Granted	27.09	157,250**
Outstanding December 31, 2001	26.90	228,500
Granted	30.74	18,000***
Outstanding December 31, 2002	27.18	246,500
Granted	27.85	31,500
Exercised	26.77	(1,900)
Outstanding December 31, 2003	$27.26	276,100

* *Includes 42,750 SPRs vested at December 31, 2003*
** *Includes 62,900 SPRs vested at December 31, 2003*
*** *Includes 3,600 SPRs vested at December 31, 2003*

The Plan permits the grant of incentive stock options, subject to certain limitations, with substantially the same terms as non-qualified stock options. Non-employee directors are not eligible to receive incentive stock options. Stock options are not exercisable within six months from date of grant and may not be granted at prices less than the fair market value of the shares at the dates of grant. Benefits may be granted under the Plan through December 16, 2006.

Additional information with respect to the Plan is summarized as follows:

	Average Price	*Option Shares*
Outstanding January 1, 2001	$22.86	180,390
Granted	—	—
Exercised	22.50	(7,400)
Canceled or expired	—	—
Outstanding December 31, 2001	22.87	172,990
Granted	—	—
Exercised	22.73	(50,954)
Canceled or expired	—	—
Outstanding December 31, 2002	22.93	122,036
Granted	—	—
Exercised	22.50	(19,686)
Canceled or expired	—	—
Outstanding December 31, 2003	$23.01	102,350
Exercisable options at		
December 31, 2003	$22.99	99,600
December 31, 2002	$22.90	114,286
December 31, 2001	$22.79	157,990

As of December 31, 2003, the Company had the following outstanding options:

Exercise Price	$22.44-$23.56	$26.75	$27.00
Options Outstanding	92,850	9,000	500
Weighted Average Exercise Price	$22.62	$26.75	$27.00
Weighted Average Remaining Life	3.1	4.3	3.7
Options Exercisable	90,100	9,000	500
Weighted Average Exercise Price	$22.59	$26.75	$27.00

Disclosure of pro forma information regarding net income and net income per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes options pricing model.

No options were granted in 2003, 2002 or 2001. See Note B - Stock Options for impact of options granted prior to 2001 on pro forma earnings per share.

NOTE K – PROFIT SHARING AND SECURITY BONUS PLANS

The Company and certain subsidiaries have a profit sharing plan for office and warehouse personnel. The amounts of the companies' annual contributions are determined by the respective boards of directors subject to limitations based upon current operating profits (as defined) or participants' compensation (as defined).

The plan also has a 401(k) defined contribution saving feature. This feature, available to all participants, was provided to give employees a pre-tax investment vehicle to save for retirement. The Company does not match the contributions made by plan participants.

The Company and its subsidiaries also have in effect security bonus plans for the benefit of independent sales representatives and certain regional managers, under the terms of which participants are credited with a percentage of their yearly earnings (as defined). Of the aggregate amounts credited to participants' accounts, 25% vests after five years and an additional 5% vests each year thereafter. For financial reporting purposes, amounts are charged to operations over the vesting period.

Provisions for profit sharing and security bonus plans aggregated $5,301, $5,689 and $5,363 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE L – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In addition, deferred income taxes include net operating loss carryforwards of foreign subsidiaries which do not expire. The valuation allowance has been provided since there is no assurance that the benefit of the net operating loss carryforwards will be realized. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

Deferred Tax Assets:	2003	2002
Compensation and benefits	$15,237	$13,128
Inventory	3,011	3,258
Net operating loss carryforwards of subsidiaries	2,619	6,587
Capital loss	5,697	—
Accounts receivable	669	591
Other	345	1,095
Total Deferred Tax Assets	27,578	24,659
Valuation allowance for deferred tax assets	(8,316)	(6,587)
Net Deferred Tax Assets	19,262	18,072
Deferred Tax Liabilities:		
Property, plant & equipment	2,381	2,236
Other	1,705	386
Total Deferred Tax Liabilities	4,086	2,622
Total Net Deferred Tax Assets	$15,176	$15,450

Net Deferred Tax Assets:	2003	2002
Total Current Deferred Income Taxes	$ 1,975	$ 3,463
Total Non Current Deferred Income Taxes	13,201	11,987
Total Net Deferred Tax Assets	$15,176	$15,450

Net deferred tax assets include the tax impact of items in comprehensive income of $345 and $1,095 at December 31, 2003 and 2002, respectively.

Income (loss) before income taxes for the years ended December 31, consisted of the following:

	2003	2002	2001
United States	$27,728	$27,906	$18,523
Foreign	(2,836)	(4,717)	(1,381)
	$24,892	$23,189	$17,142

The provisions for income taxes for the years ended December 31, consisted of the following:

	2003	2002	2001
Current:			
Federal	$7,422	$10,972	$ 8,348
State	1,750	1,947	1,778
	9,172	12,919	10,126
Deferred benefit	(476)	(2,177)	(1,771)
	$8,696	$10,742	$ 8,355

The reconciliation between the effective income tax rate and the statutory federal rate is as follows:

	2003	2002	2001
Statutory federal rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State income taxes, net of federal income tax benefit	4.6	5.5	6.7
Foreign losses	6.7	9.3	5.1
Capital loss carryback	(8.7)	—	—
Other items, net	(2.7)	(3.5)	1.9
Provision for income taxes	34.9%	46.3%	48.7%

The decrease in the effective income tax rate in 2003 is due to the sale of the Company's UK MRO business that resulted in a $22,441 capital loss. The portion of the capital loss which the Company was able to carryback to a prior year capital gain was realized in 2003. A valuation was provided for the remainder of the capital loss. The capital loss expires in 2008.

Income taxes paid for the years ended December 31, 2003, 2002, and 2001 amounted to $10,523, $13,392 and $13,410, respectively.

NOTE M – COMMITMENTS

The Company's minimum rental commitments, principally for equipment, under noncancelable leases in effect at December 31, 2003, amounted to approximately $13,971. Such rentals are payable as follows:

2004	2005	2006	2007	2008	2009 *and thereafter*
$3,056	$2,528	$2,209	$1,874	$1,081	$3,223

Total rental expense for the years ended December 31, 2003, 2002 and 2001 amounted to $3,977, $3,669 and $3,090 respectively.

NOTE N – INCOME PER SHARE

The computation of basic and diluted earnings per share consisted of the following:

	Year ended December 31		
	2003	2002	2001
Numerator:			
Net income	$16,196	$12,447	$8,787
Denominator:			
Denominator for basic income per share – weighted average shares	9,492	9,570	9,685
Effect of dilutive securities:			
Stock option plans	19	26	23
Denominator for diluted income per share – adjusted weighted average shares	9,511	9,596	9,708
Basic income per share	$1.71	$1.30	$0.91
Diluted income per share	$1.70	$1.30	$0.91

NOTE O – SEGMENT REPORTING

The Company has four reportable segments: Maintenance, Repair and Replacement distribution in the U.S. (MRO-US), International Maintenance, Repair and Replacement distribution in Canada (MRO-CAN), Original Equipment Manufacturer distribution and manufacturing in the U.S. (OEM-US), International Original Equipment Manufacturer distribution in Mexico and the United Kingdom (OEM-INTL). The operations of the Company's MRO distribution segments distribute a wide range of MRO parts to repair and maintenance organizations by the Company's force of independent sales agents.

The operations of the Company's OEM segments manufacture and distribute component parts to OEM manufacturers through a network of independent manufacturers representatives as well as internal sales employees.

The Company's reportable segments are distinguished by the nature of products distributed and sold, types of customers, manner of servicing them, and geographical location.

The Company evaluates performance and allocates resources to reportable segments primarily based on operating income. The accounting policies of the reportable segments are the same as those described in the summary of significant policies except that the Company records its federal and state deferred tax assets and liabilities at corporate. Intersegment sales are not significant.

Financial information for the Company's reportable segments consisted of the following:

	Year ended December 31		
	2003	2002	2001
Net sales			
MRO-US	$302,047	$306,863	$306,917
MRO-CAN	18,976	16,505	13,999
OEM-US	54,147	55,547	52,350
OEM-INTL	13,921	8,541	6,141
Consolidated total	$389,091	$387,456	$379,407
Operating Income (loss)			
MRO-US	$24,993	$23,828	$15,167
MRO-CAN	1,494	1,051	870
OEM-US	537	2,490	2,166
OEM-INTL	(4,283)	(5,558)	(2,001)
Consolidated total	$22,741	$21,811	$16,202
Capital expenditures			
MRO-US	$1,303	$3,941	$4,496
MRO-CAN	1,229	944	40
OEM-US	1,565	869	684
OEM-INTL	144	211	9
Consolidated total	$4,241	$5,965	$5,229
Depreciation and amortization			
MRO-US	$5,592	$5,650	$6,553
MRO-CAN	175	121	279
OEM-US	804	799	1,060
OEM-INTL	532	257	254
Consolidated total	$7,103	$6,827	$8,146
Total assets			
MRO-US	$168,783	$154,832	$165,603
MRO-CAN	17,137	13,989	15,023
OEM-US	36,076	33,181	34,932
OEM-INTL	9,771	8,379	5,498
Segment total	231,767	210,381	221,056
Corporate	15,176	15,450	13,150
Consolidated total	$246,943	$225,831	$234,206
Goodwill			
MRO-US	$22,104	$22,104	$22,104
MRO-CAN	4,294	4,294	4,294
OEM-US	2,251	2,251	2,251
Consolidated total	$28,649	$28,649	$28,649

The reconciliation of segment profit to consolidated income before income taxes consisted of the following:

	Year ended December 31		
	2003	2002	2001
Total operating income for reportable segments	$22,741	$21,811	$16,202
Interest and dividend income	194	53	654
Interest expense	(131)	(154)	(706)
Other - net	2,088	1,479	992
Income before income taxes	$24,892	$23,189	$17,142

Financial information related to the Company's operations by geographic area consisted of the following:

	Year ended December 31		
	2003	2002	2001
Net sales			
United States	$356,194	$362,410	$359,267
Canada	18,976	16,505	13,999
Other foreign countries	13,921	8,541	6,141
Consolidated total	$389,091	$387,456	$379,407

	December 31		
	2003	2002	2001
Long-lived assets			
United States	$63,115	$60,678	$61,173
Canada	8,193	7,129	6,300
Other foreign countries	287	361	396
Consolidated total	$71,595	$68,168	$67,869

Net sales are attributed to countries based on the location of customers. Long-lived assets consist of total property, plant and equipment and goodwill.

NOTE P – SUMMARY OF UNAUDITED QUARTERLY RESULTS OF OPERATIONS

Unaudited quarterly results of operations for the years ended December 31, 2003 and 2002 are summarized as follows:

	Quarter ended			
2003	Mar. 31	Jun. 30	Sept. 30	Dec. 31
(Dollars in thousands, except per share data)				
Net sales	$96,075	$97,109	$99,301	$96,606
Cost of goods sold	34,548	35,034	35,349	36,193
Income before income taxes[1]	6,621	6,705	7,488	4,078
Provision for income taxes[2]	2,863	2,564	3,124	145
Net income[3]	3,758	4,141	4,364	3,933
Net income per share of common stock:				
Basic and Diluted	0.40	0.44	0.46	0.41
Diluted weighted average shares outstanding	9,511	9,506	9,511	9,519

	Quarter ended			
2002	Mar. 31	Jun. 30	Sept. 30	Dec. 31
(Dollars in thousands, except per share data)				
Net sales	$95,746	$99,890	$98,474	$93,346
Cost of goods sold	33,704	35,343	35,211	32,871
Income before income taxes	6,410	8,056	6,628	2,095
Provision for income taxes	2,578	3,360	2,869	1,935
Net income[4,5]	3,832	4,696	3,759	160
Net income per share of common stock:				
Basic and diluted	0.40	0.49	0.39	0.02
Diluted weighted average shares outstanding	9,657	9,643	9,576	9,526

[1] *The fourth quarter includes a $2,789 pre tax loss related to the sale of Lawson Products Limited, the Company's former UK subsidiary.*

[2] *The fourth quarter includes a $2,157 reduction of the tax provision to reflect the partial utilization of a capital loss generated by the sale of the Company's former UK subsidiary.*

[3] *The second, third and fourth quarters, respectively, included $751, $240 and $486 of charges for compensation arrangements related to management personnel reductions.*

[4] *Inventories and cost of goods sold during interim periods were determined through the use of estimated gross profit rates. The difference between actual and estimated gross profit rates used for interim periods was adjusted in the fourth quarter. This adjustment increased net income by approximately $1,955.*

[5] *The fourth quarter included $421 of charges for compensation arrangements related to management personnel reductions.*

Management's Discussion and Analysis of Results of Operations and Financial Condition

SUMMARY OF FINANCIAL PERFORMANCE

	2003	2002	2001
(Dollars in thousands, except per share data)			
Net sales	$389,091	$387,456	$379,407
Income before taxes	24,892	23,189	17,142
Net income	16,196	12,447	8,787
Total assets	246,943	225,831	234,206
Return on assets (%)	6.6 %	5.5 %	3.8 %
Stockholders' equity	173,351	162,343	159,898
Return on avg. equity (%)	9.6 %	7.7 %	5.4 %
Diluted earnings per share	$ 1.70	$ 1.30	$ 0.91

Lawson Products, Inc. ("Lawson", the "Company") achieved net income growth of 30.1% in 2003 to $16,196. Diluted net income per share for the year 2003 was $1.70 compared to $1.30 in 2002.

OVERVIEW

Lawson is an international distributor and marketer of systems, services and products to the industrial, commercial and institutional maintenance, repair and replacement ("MRO") marketplace. The Company also manufactures and markets specialized component parts to the original equipment marketplace ("OEM"), including automotive, appliance, aerospace, construction and transportation industries.

Lawson markets its products through a network of approximately 1,800 independent and inside sales representatives. Lawson delivers "the right product, at the right place, at the right time" through its state-of-the-art distribution systems.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

As further described in the Notes to Consolidated Financial Statements, Note O – Segment Reporting, the Company distributes Maintenance, Repair and Replacement consumables, reporting this activity as the "MRO-US" segment in the United States and as the "MRO-CAN" segment in Canada. The manufacture and distribution of specialized component parts in the United States is reported as the "OEM-US" segment. Distribution of specialized component parts in Mexico and the United Kingdom is reported as the "OEM-INTL" segment.

The following table presents the Company's net sales results for its MRO and OEM segments for the past three years:

	2003	2002	2001
MRO	$321.0	$323.4	$320.9
OEM	68.1	64.1	58.5
	$389.1	$387.5	$379.4

The segment sales table above illustrates that OEM sales increased $4.0 million (6.2%) in 2003 while MRO sales declined $2.4 million (0.7%). In the OEM segment, the Company increased key account penetration and expanded its international business. Overall, international sales growth in the OEM segment offset a slight decline in U.S. OEM sales in 2003. The MRO segment continued to face difficult market conditions in 2003, particularly in the United States. MRO sales gains in Canada for 2003 were offset by sales declines in domestic MRO business in 2003.

Gross profit declined by $2.3 million, or 0.9%, to $248.0 million during 2003 from $250.3 million in 2002. Gross profit as a percent of total sales, declined to 63.7% in 2003 from 64.6% in 2002. This decrease resulted partially from product mix, as the Company sold a lower percentage of MRO products as a percent of total sales in 2003 as compared to 2002. In 2003, MRO gross profit was 71.3% of sales, compared to 72.4% in 2002. OEM gross profit increased in 2003 to 28.0% of sales, compared to 25.3% in 2002.

Selling, general and administrative (S,G&A) expenses decreased by $5.4 million, or 2.4%, to $221.2 million (56.8% of sales) in 2003 from $226.6 million (58.5% of sales) in 2002. The decline in S,G&A was attributable to the Company's continuing efforts to contain and reduce costs. Lower sales agent compensation and benefit costs more than offset increases in other S,G&A expenses, principally wages and a loss of approximately $2.8 million in connection with the sale of the MRO operations of the Company's former UK subsidiary. The decrease in sales agent compensation and benefits resulted principally from the expiration of a special promotional program ending in the second quarter of 2002.

During 2003, the Company incurred $2.5 million in charges for the retirement and severance of certain management personnel compared to $0.4 million in 2002 .

Operating income increased by $0.9 million, or 4.3%, to $22.7 million in 2003 from $21.8 million in 2002. The increase resulted primarily from lower S,G&A expenses noted above, partially offset by lower gross profit and higher other charges.

The effective income tax rates were approximately 34.9% and 46.3%, respectively, for 2003 and 2002. The decrease in the effective tax rate was primarily attributable to a $2.2 million reduction of the income tax provision to reflect the partial utilization of a capital loss carryback generated by the 2003 sale of Lawson Products Limited, the Company's former subsidiary in the United Kingdom.

Net income increased by $3.7 million, or 30.1%, to $16.2 million during 2003 from $12.5 million in 2002, while income per share increased 31.0% to $1.70 in 2003 from $1.30 in 2002. The principal factors affecting net income and earnings per share were lower income taxes and higher operating income, as discussed above. Per share net income for 2003 and 2002 was positively impacted by the Company's share repurchase program.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

In 2002, total sales increased by $8.1 million, or 2.1%, to $387.5 million from $379.4 million in 2001, comprising an increase of $2.5 million, or 0.8% in the MRO segments and $5.6 million, or 9.6% in the OEM segments. The MRO increase was attributable to sales generated by the addition of field and inside sales representatives from the IPD and Kent divisions of the North American business of Premier Farnell, acquired March 30, 2001, partially offset by the effects of difficult market conditions and a planned reduction in the number of under-performing domestic sales agents from 2001 levels. The sales increase in the OEM segments was attributable to increased penetration of existing accounts as well as new customer development efforts, both domestically and internationally in these business segments.

Gross profit increased by $2.0 million, or 0.8%, to $250.3 million during 2002 from $248.3 million in 2001. This increase resulted from the sales increase noted above, partially offset by a decline in gross profit as a percent of total sales, to 64.6% from 65.5%. This reduction in gross profit percentage is due to relatively higher growth in the OEM segments, which traditionally carry a lower gross profit rate than MRO but also have lower operating costs. In 2002, OEM gross profit was 25.2% of sales, compared to 30.2% in 2001. In 2002, OEM gross profit was negatively impacted by a $2.1 million inventory write-off, principally resulting from a change in the inventory profile by our U.K. business to better serve our then current customer base. Excluding this write-off, OEM gross profit was 28.5% and total gross profit was 65.1%. The MRO segments gross profit percentage was 72.4% of sales in 2002, compared to 71.9% in 2001.

Selling, general and administrative (S,G&A) expenses increased by $4.8 million, or 2.2%, to $226.6 million (58.5% of sales) in 2002 from $221.7 million (58.4% of sales) in 2001. The increase in S,G&A was attributable to wage and operating cost increases, and to continued investment in various selling and product education initiatives, coupled with higher health costs. The increase was partially offset by the cessation of amortization of goodwill pursuant to adoption of FASB Statement No. 142 by the Company at the beginning of 2002, expired MRO promotional program costs put in place during 2001 to support the newly acquired Premier business and the absence of non-recurring costs associated with the IPD/Kent acquisition. If FASB Statement No. 142 had been adopted at the beginning of 2001, the non-amortization of goodwill would have resulted in decreased S,G&A expenses of approximately $1.2 million.

Operating income increased by $5.6 million, or 34.6%, to $21.8 million in 2002 from $16.2 million in 2001. The increase resulted primarily from higher net sales, the absence of the $8.5 million write-off of an enterprise information system included in 2001 results and the absence of goodwill amortization and acquisition costs, partially offset by the higher wages and health costs and continued investment in various selling and product education initiatives noted above.

Interest expense was $0.2 million in 2002 compared to $0.7 million in 2001. The decrease was attributable to the Company's repayment of all of its outstanding debt from a revolving line of credit, coupled with lower interest rates in 2002.

The effective income tax rates were approximately 46.3% and 48.7%, respectively, for 2002 and 2001.

Net income increased by $3.6 million, or 41.6%, to $12.4 million during 2002 from $8.8 million in 2001, while income per share increased 42.9% to $1.30 in 2002 from $0.91 in 2001. The principal factors affecting net income and earnings per share are stated above. Per share net income for 2002 and 2001 was positively impacted by the Company's share repurchase program.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operations and a $50 million unsecured line of credit entered into in February 2001 have continued to be sufficient to fund operating requirements, cash dividends and capital improvements. Cash flows from operations and the line of credit are also expected to finance the Company's future growth.

Cash flows provided by operations for 2003, 2002 and 2001 were $26.4 million, $29.0 million and $6.4 million, respectively. The decline in 2003 was principally attributable to increasing operating assets, primarily accounts receivable and cash value of life insurance, more than offsetting the $3.7 million increase in net income. The improvement in 2002 over 2001 was due primarily to decreasing operating assets, increasing operating liabilities, as well as the gain in net income noted above. Working capital at December 31, 2003 and 2002 was approximately $107.9 million and $98.0 million, respectively. At December 31, 2003 the current ratio was 3.9 to 1 as compared to 4.1 to 1 at December 31, 2002.

Over the past three years, the Company has made the following purchases of its common stock:

Year Purchased	Shares Purchased	Cost (In millions)	Year Authorized by Board
2003	20,186	$0.6	2000
2002	196,250	5.6	1999/2000
2001	84,497	2.2	1999

In 1999, the Board authorized the purchase of up to 500,000 shares of the Company's common stock. In 2000, the Board authorized 500,000 additional shares. At December 31, 2003, 286,399 shares were available for purchase pursuant to the 2000 Board authorization. Funds to purchase these shares were provided by investments and cash flows from operations.

Additions to property, plant and equipment were $4.2 million, $6.0 million and $5.2 million, respectively, for 2003, 2002 and 2001. Consistent with prior years, capital expenditures were incurred principally for improvement of existing facilities and for the purchase of related equipment. Capital expenditures during 2002 were incurred primarily for improvement of existing facilities and for the purchase of related equipment, as well as for the improvement of new leased facilities. Capital expenditures during 2001 primarily reflect purchases of computer equipment and improvement of existing facilities and purchases of related equipment.

Future contractual obligations consisted of the following at December 31, 2003:

(In thousands)	2004	2005	2006	2007	2008	2009 and thereafter	Total
Rents	$3,056	$2,528	$2,209	$1,874	$1,081	$ 3,223	$13,971
Mortgage payable	1,462	1,573	–	–	–	–	3,035
Deferred compensation	745	736	555	311	312	11,002	13,661
Security bonus plan (1)	–	–	–	–	–	20,823	20,823
Total contractual cash obligations	$5,263	$4,837	$2,764	$2,185	$1,393	$35,048	$51,490

(1) Payments to beneficiaries of the security bonus plan are made on a lump sum basis at time of retirement. No such obligations exist at December 31, 2003.

BUSINESS COMBINATIONS AND DISPOSALS

Sale of MRO Operations in United Kingdom: During the fourth quarter of 2003, the Company completed the sale of its United Kingdom MRO subsidiary. As stated above, in connection with the sale of this operation, the Company incurred a loss of $2.8 million, including inventory write-offs of $1.8 million. The Company's OEM customers in the United Kingdom will be serviced through a newly formed entity, Assembly Component Systems, Ltd.

Purchase of Industrial Products and Kent Automotive: On March 30, 2001, the Company purchased certain assets of Premier Farnell's Cleveland based North American Industrial Products ("IPD") and Kent Automotive Divisions for approximately $28.4 million plus approximately $7.2 million for related inventories. The all-cash transaction was accounted for as a purchase; accordingly the accounts and transactions of the acquired business have been included in the consolidated financial statements since the date of acquisition. Under the agreement, the Company acquired the field sales, telephone sales and customer service professionals, the customer accounts, certain administrative executives, and use of various intellectual properties, including trademarks and trade names of the Industrial Products and Kent Automotive divisions in certain territories. Premier Farnell's Premier Fastener, Rotanium Products, Certainium Alloys, CT Engineering, JI Holcomb and Kent Automotive business units in the United States, Canada, Mexico, Central America and the Caribbean were combined with the Company's existing operations.

The assets acquired were recorded at fair values based on actual purchase cost of inventories and valuations of various intellectual properties, including trademarks and trade names of the IPD and Kent divisions. This acquisition did not require a significant investment by the Company in facilities or equipment. The acquisition generated approximately $41.2 million of incremental sales in 2001. The Company only acquired inventory and portions of the IPD and Kent business, and is therefore unable to provide any meaningful pro forma information of prior period results.

ADOPTION OF RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," which addresses the financial reporting by companies involved with variable interest entities ("VIE"). A VIE is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive the majority of the entity's residual returns or both. Previously, a company generally included an entity in its consolidated financial statements only if it controlled the entity through voting interests. The consolidation requirements of FIN No. 46 apply immediately to VIE's created after January 31, 2003. Existing VIE's must be consolidated in the first fiscal year or interim period beginning after March 15, 2004.

The Company adopted FIN 46 as of July 1, 2003, which has resulted in the consolidation of the Company's investment in a limited partnership, which owns an office building in Chicago, Illinois. An officer and member of the Board of Directors of the Company is the general partner of this VIE and holds a 1.5% interest in the partnership. The operations of the partnership consist of rental of the building under a long-term lease and the servicing of the non-recourse mortgage. In conjunction with the consolidation of its investment, the Company has recorded long-term debt, which represents a non-recourse mortgage payable relative to the building, of approximately $3.0 million at December 31, 2003. The building and land have a net carrying value of $4.4 million, which are included in property, plant and equipment. The remaining assets, none of which are significant, are recorded in other assets.

CRITICAL ACCOUNTING POLICIES

The Company has disclosed its accounting policies in Note B to the consolidated financial statements. The following provides supplemental information to these accounting policies as well as information on the accounts requiring more significant estimates.

Allowance for Doubtful Accounts - Methodology: The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, substantial down-grading of credit ratings), a specific reserve for bad debts is recorded against amounts due to reduce the receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the Company's historical experience of bad debt write-offs as a percent of accounts receivable outstanding. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations), the estimates of the recoverability of amounts due the Company could be revised by a material amount.

Inventories - Slow Moving and Obsolescence: The Company carries significant amounts of inventories, which is a part of the Company's strategy as a competitive advantage in its ability to fulfill the vast majority of our customers' orders the same day received. However, this strategy also increases the chances that portions of the inventory have decreased in value below their carrying cost. To reduce inventory to a lower of cost or market value, the Company records a reserve for slow-moving and obsolete inventory. The Company defines obsolete as those inventory parts on hand which the Company plans to discontinue to offer to its customers. Slow-moving inventory is monitored by examining reports of parts which have not been sold for extended periods. The Company records the reserve needed based on its historical experience of how much the selling prices must be reduced to move these obsolete and slow-moving products. If experience or market conditions change, estimates of the reserves needed could be revised by a material amount.

Impact of Inflation and Changing Prices: The Company has continued to pass on to its customers most increases in product costs. Accordingly, gross margins have not been materially impacted. The impact from inflation has been more significant on the Company's fixed and semi-variable operating expenses, primarily wages and benefits, although to a lesser degree in recent years due to moderate inflation levels.

Although the Company expects that future costs of replacing warehouse and distribution facilities will rise due to inflation, such higher costs are not anticipated to have a material effect on future earnings.

Corporate Information

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. Tuesday, May 11, 2004 at Corporate Headquarters.

FORM 10-K

A copy of the Company's 2003 Annual Report on Form 10-K to the Securities and Exchange Commission is available without charge to stockholders upon written request to the Secretary of the Company.

CORPORATE HEADQUARTERS

Lawson Products, Inc.
1666 East Touhy Avenue ◦ Des Plaines, Illinois 60018
847-827-9666
www.lawsonproducts.com

PROFESSIONAL SERVICES

Auditors
Ernst & Young LLP

Legal Counsel
McDermott, Will & Emery
Vedder, Price, Kaufman & Kammholz

Report of Independent Auditors

To the Stockholders and Board of Directors

Lawson Products, Inc.

We have audited the accompanying consolidated balance sheets of Lawson Products, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lawson Products, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States.

As discussed in Note B to the financial statements, in 2003 the Company changed its method of accounting for its Investment in a Real Estate Partnership.

As discussed in Note G to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Ernst & Young LLP

Chicago, Illinois
February 25, 2004

SHARE OWNER SERVICES

EquiServe Trust Company, N.A.
P.O. Box 43023 ◦ Providence, RI 02940-3023
Telephone: (877)498-8861

(Operators are available Monday-Friday, 8:30 a.m. to 7:00 p.m. Eastern time. An interactive automated system is available around the clock every day.)
Internet: http://www.equiserve.com
Access your account via the internet: http://gateway.equiserve.com

NASDAQ NATIONAL MARKET

The common stock of Lawson Products is part of the NASDAQ National Market System. Stock quotations are included in the National Market system table in The Wall Street Journal and in leading daily newspapers across the country. These provide the same high, low and closing transaction prices as are shown for securities traded on the New York and other stock exchanges.

BOARD OF DIRECTORS

Robert J. Washlow
Chairman of the Board
Chief Executive Officer

Lee S. Hillman
(President, Liberation
Investment Group)

Mitchell H. Saranow
(Chairman, Saranow Group LLC) Chairman,
Nominating and Governance Committee

Sidney L. Port
Vice Chairman,
Board of Directors

Ronald B. Port, M.D.
(Retired Physician)
Chairman, Variance Committee

Jerome Shaffer
Vice President and Special Advisor to the
Chief Executive Officer

James T. Brophy
(Private Investor)
Chairman, Audit Committee

Robert G. Rettig
(Consultant)
Chairman, Compensation Committee

Wilma J. Smelcer
(Former Chairman,
Bank of America, Illinois)

CORPORATE OFFICERS

Robert J. Washlow
Chairman of the Board and
Chief Executive Officer

Roger F. Cannon
Executive Vice President, Chief Officer,
Field Sales Strategy and Development

John J. Murray
Group President, MRO
and New Channels

James J. Smith
Vice President,
Human Resources

Scott Stephens
Vice President, Finance

Sidney L. Port
Vice Chairman of the
Board of Directors

Neil E. Jenkins
Executive Vice President, Secretary
and General Counsel

Jerome Shaffer
Vice President and Special Advisor to the
Chief Executive Officer

Daniel N. Luber
Vice President, Corporate Planning and
Development

William Holmes
Vice President, Assistant Treasurer

Jeffrey B. Belford
President and
Chief Operating Officer

Thomas Neri
Executive Vice President,
Chief Financial Officer, and Treasurer

Joseph L. Pawlick
Senior Vice President,
Accounting

Victor Galvez
Vice President, Controller

SUBSIDIARIES AND DIVISIONS

LAWSON PRODUCTS, MRO

James W. Degnan
President

ASSEMBLY COMPONENT
SYSTEMS, INC.

Richard Schwind
President and Chief Operating Officer

LAWSON PRODUCTS, INC.
ONTARIO

Scott R. Aimers
Vice President and General Manager

LAWSON PRODUCTS DE MEXICO

Carlos Lopez
Managing Director

CRONATRON WELDING
SYSTEMS INC.

Susan Collins
President

KENT AUTOMOTIVE

Thomas Pavlick
Vice President and General Manager

C.B. LYNN

Scott McCullough
Vice President and General Manager

INSIDE SALES

Geoffrey R. Turner
Director

DRUMMOND AMERICAN
CORPORATION

R. Steve Broome
Executive Vice President, Business Development

AUTOMATIC SCREW MACHINE
PRODUCTS COMPANY

Michael Selby
President

ASSEMBLY COMPONENT SYSTEMS
LIMITED UK

Vernon Pearce
Director UK Operations

SPECTRUM INDUSTRIAL SOLUTIONS

Warren Ludvigsen
Vice President

Lawson Family of Businesses

Products, Services and Systems
Keeping Businesses Running, All Day - Every Day

LAWSON PRODUCTS, INC.

and named subsidiaries in Canada, Mexico and the United Kingdom: Provides abrasives, electrical items, fasteners, fittings, hardware, hoses, hydraulics, pneumatics, supplies and tools, together with engineering consultations and inventory control solutions for the maintenance and repair requirements of customers.

CRONATRON WELDING SYSTEMS, INC.

Provides maintenance and repair operations with metallurgical solutions, welding equipment and supplies, wearplate, rods, polymers and powders along with inventory control systems.

DRUMMOND AMERICAN CORPORATION

Provides specialty chemical solutions and inventory control systems to maintenance and repair operations.

J.I. HOLCOMB (a Division of Drummond American Corp.)

J.I. Holcomb offers to the Food Service and Housekeeping Industries "Preventative Drain Maintenance, Odor Control, Grease Trap and Ejector Pit Services & Systems" along with related Specialty Chemical Products.

KENT AUTOMOTIVE

Kent Automotive offers a broad range of specialty, high performance, problem-solving product systems for the automotive collision and mechanical repair aftermarket.

ASSEMBLY COMPONENT SYSTEMS, INC.

Provides original equipment manufacturers with just-in-time inventories of custom-ordered component parts with in-plant inventory systems or vendor-managed inventory systems through electronic commerce mechanisms.

AUTOMATIC SCREW MACHINE PRODUCTS COMPANY, INC.

Manufacturer of specialized screw machine parts for the OEM and MRO marketplaces.

C.B. LYNN COMPANY

A custom solutions provider for obtaining special items and non-stock items supplemental to those products, parts and supplies regularly inventoried by the Family of Businesses.

SPECTRUM INDUSTRIAL SOLUTIONS

Customized Inventory Management Systems and Solutions provider servicing in-plant MRO customers utilizing a wide array of channel options to support uptime goals, achieve supply chain initiatives, system efficiencies, and to provide total cost effectiveness.

Profile of Lawson Products, Inc.

Lawson Products, Inc. is an international seller and distributor of products, services and systems to the industrial, commercial and institutional maintenance, repair and replacement marketplace. The Company also manufactures, sells and distributes production and specialized component parts to the original equipment marketplace including the automotive, appliance, aerospace, construction and transportation industries.

The Company offers to customers over 900,000 products including fasteners, parts, chemical specialties, hardware, welding supplies and accessories, pneumatics, hydraulic and other flexible hose fittings, tools, safety items and electrical and shop supplies.

Customers are currently served from seventeen strategically located facilities by approximately 1,800 sales representatives in the United States, Puerto Rico, Canada, Mexico and the United Kingdom.

Lawson Products was founded in 1952 by Sidney L. Port, Vice Chairman of the Board of Directors.

Lawson Products, Inc.
Corporate Headquarters

1666 East Touhy Avenue
Des Plaines, Illinois 60018
www.lawsonproducts.com

